UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 27, 2026, Scorpio Tankers Inc. (the “Company”) held its 2026 annual meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company:

1.Elected Emanuele A. Lauro, Niccolo Camerana, and Antonino Mattarella to serve as Class I Directors of the Company until the Company’s 2029 annual meeting of shareholders and until their successors are elected and qualified or until their earlier resignation or removal; and

2.Ratified the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2026.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (Registration No. 333-286015) and S-8 (Registration No. 333-295734) that were filed with the U.S. Securities and Exchange Commission, with effective dates of March 21, 2025 and May 8, 2026, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: May 28, 2026
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer